UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                        :
          In the Matter of              :
                                        :    CERTIFICATE PURSUANT
     ENTERGY LOUISIANA, INC.            :             TO
                                        :           RULE 24
          File No. 70-9141              :
                                        :
 (Public Utility Holding Company        :
           Act of 1935)                 :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Louisiana, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated March 12, 1998.

           On June 25, 1999, the Company entered into a Refunding Agreement (Series 1999-A), dated as of June 1, 1999 (the "Refunding Agreement (Series 1999-A)") with the Parish of St. Charles, State of Louisiana (the "Parish"), pursuant to which the Parish issued and sold, by negotiated public offering, to Morgan
Stanley   &   Co.   Incorporated,  as   representative   of   the
underwriters, $55,000,000 in aggregate principal amount of its Pollution Control Revenue Refunding Bonds (Entergy Lousiana, Inc. Project) Series 1999-A (the "Series 1999-A Bonds"). On June 25, 1999, the Company entered into a Refunding Agreement (Series 1999-
B), dated as of June 1, 1999 (the "Refunding Agreement (Series 1999-B)") pursuant to which the Parish issued and sold, by negotiated public offering to Morgan Stanley & Co. Incorporated, as underwriter, $60,000,000 in aggregate principal amount of its Pollution Control Revenue Refunding Bonds (Entergy Louisiana,
Inc.  Project)  Series 1999-B (the "Series  1999-B  Bonds").   In
order to secure its obligations pursuant to the Refunding Agreement (Series 1999-B), the Company issued to Chase Bank of Texas, National Association, $62,700,000 in aggregate principal amount of the Company's First Mortgage Bonds, Environmental Series G (the "Collateral Bonds"), issued pursuant to the Fifty-fourth Supplemental Indenture to the Company's Mortgage and Deed of Trust, as supplemented.


          Attached hereto and incorporated by reference are:

          Exhibit A-3(a)   -    Execution  form  of  Fifty-fourth
                         Supplemental Indenture relating  to  the
                         Collateral Bonds.

          Exhibit A-5(a)  -   Execution form of Collateral Bond.

          Exhibit B-5(a)    -     Execution  form  of  the  Trust
                         Indenture  (Series 1999-A)  between  the
                         Parish   and  The  Bank  of  New   York,
                         Indenture Trustee.

          Exhibit B-5(b)    -     Execution  form  of  the  Trust
                         Indenture  (Series 1999-B)  between  the
                         Parish and Chase Bank of Texas, National
                         Association, Indenture Trustee.

          Exhibit B-6(a)   -    Execution  form of the  Refunding
                         Agreement  (Series 1999-A)  between  the
                         Company and the Parish.

          Exhibit B-6(b)   -    Execution  form of the  Refunding
                         Agreement  (Series 1999-B)  between  the
                         Company and the Parish.

          Exhibit F-1(c)  -   Post-effective opinion of Denise C.
                         Redmann, Esq., Senior Counsel-Corporate and Securities, Entergy Services, Inc., counsel for the Company.

          Exhibit F-2(c)   -    Post-effective opinion of  Thelen
                         Reid  &  Priest  LLP,  counsel  for  the
                         Company.


           IN WITNESS WHEREOF, Entergy Louisiana, Inc. has caused this certificate to be executed this 6th day of July 1999.


                                 ENTERGY LOUISIANA, INC.



                                 By:   /s/ Nathan E. Langston
                                         Nathan E. Langston
                                         Vice President and
                                      Chief Accounting Officer